EXHIBIT 1.A(13)(w)

                                  ENDORSEMENTS
                      (Only we can endorse this contract.)

                               ALTERATION OF TEXT

The provision of this policy entitled "Interest Charge" is replaced at issue by the following:

Interest Charge.--We will charge interest daily on any loan. Interest is due on each contract anniversary, or when the loan is paid back if that comes first. If interest is not paid when due, it will become part of the loan. Then we will start to charge interest on it, too.

The loan interest rate is the annual rate we set from time to time. The rate will never be greater than is permitted by law. It will change only on a contract anniversary.

Before the start of each contract year, we will determine the loan interest rate we can charge for that contract year.

To do this, we will first find the rate that is the greater of (1) The Published Monthly Average (which we describe below) for the calendar month ending two months before the calendar month of the contract anniversary; and (2) the assumed rate of return for this contract, plus 1%.

If that greater rate is at least 1/2% more than the loan interest rate we had set for the current contract year, we have the right to increase the loan interest rate by at least 1/2%, up to that greater rate. If it is at least 1/2% less, we will decrease the loan interest rate to be no more than the greater rate. We will not change that loan interest rate by less than 1/2%.

When you make a loan we will tell you the initial interest rate for the loan. We will send you a notice if there is to be an increase in the rate.

The Published Monthly Average means:

1. Moody's Corporate Bond Yield Average--Monthly Average Corporates, as published by Moody's Investors Service, Inc. or any successor to that service; or

2. If that average is no longer published, a substantially similar average, established by the insurance regulator where this contract is delivered.

Example 1: Suppose the contract date is in 1987. Six months before the anniversary in 1996 you borrow $1,000 out of a $4,000 loan value. Assume we charge 8% a year. Three months later, but still three months before the anniversary, we will have charged about $20 interest. This amount will be a few cents more or less than $20 since some months have more days than others. The interest will not be due until the anniversary unless the loan is paid back sooner. The loan will still be $1,000. The contract debt will be $1,020, since contract debt includes interest charged but not yet due. On the anniversary in 1996 we will have charged about $40 interest. The interest will then be due.

Example 2: Suppose the $40 interest in example 3 is paid on the anniversary. The loan and contract debt will each become $1,000 right after the payment.

Example 3: Suppose the $40 interest in example 3 is not paid on the anniversary. The interest will become part of the loan, and we will begin to charge interest on it, too. The loan and contract debt will each become $1,040.

The provision of this policy entitled "Effect of a Loan" is amended at issue by the addition of this statement.

Any reference in the provision entitled "Effect of a Loan" to "4% a year" is replaced by "1% less than the loan interest rate for the contract year."


                                    Rider attached to and made a part of this contract on the Contract Date


                                    Pruco Life Insurance Company,

                                    By /s/ SPECIMEN
                                                        Secretary
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PLI 125--84
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                                     II-196